UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EFUTURE HOLDING INC.

(Name of Issuer)

Ordinary shares, par value $0.0756 per share

(Title of Class of Securities)

G29438101

(CUSIP Number)

Shiji (Hong Kong) Limited

Room 1802, Great Eagle Centre,

23 Harbour Road, Wanchai, Hong Kong S.A.R.

Facsimile: +852 2992 0618

Beijing Shiji Information Technology Co., Ltd.

Zhongchu Li

15F, Beijing Inn Building,

No.5, East Shuijing Hutong,

Beijing 100010, People’s Republic of China

Fascimile: +86 10 5932 5399

With a copy to:

Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China
Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G29438101	Page 2

1.	NAMES OF REPORTING PERSONS Shiji (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G29438101	Page 3

1.	NAMES OF REPORTING PERSONS Beijing Shiji Information Technology Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G29438101	Page 4

1.	NAMES OF REPORTING PERSONS Zhongchu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 4 (this “Amendment”) is being filed jointly by Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Shiji HK”), Beijing Shiji Information Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Beijing Shiji”), and Mr. Zhongchu Li (collectively, the “Reporting Persons”).

This Amendment No. 4 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on November 25, 2015 by the Reporting Persons (the “Original Schedule 13D”), as previously amended by Amendment No.1 to the Original Schedule 13D filed on December 8, 2015, Amendment No.2 to the Original Schedule 13D filed on June 7, 2016 and Amendment No.3 to the Original Schedule 13D filed on September 23, 2016. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following to the end thereof:

On December 20, 2016 (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger.

On January 11, 2017, the Issuer filed the Plan of Merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of January 11, 2017, pursuant to which the Merger became effective on January 11, 2017. As a result of the Merger, the Issuer became wholly owned by Shiji HK.

At the effective time of the Merger, each Ordinary Share that is issued and outstanding immediately prior to the effective time (other than (i) Ordinary Shares held by the Issuer or any of its subsidiaries (if any), (ii) Ordinary Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Shiji HK, Merger Sub or any of their affiliates, in each case, immediately prior to the effective time and (iii) dissenting shares, (i), (ii) and (iii) collectively, “Excluded Shares”) shall be canceled and cease to exist, in exchange for the right to receive US$6.42 per share in cash without interest. Each Excluded Share that is issued and outstanding immediately prior to the effective time (other than dissenting shares) shall be cancelled and cease to exist without any consideration. Each dissenting share that is issued and outstanding immediately prior to the effective time shall be cancelled and cease to exist, in consideration for the right to receive the payment of the fair value of such dissenting share as determined in accordance with the applicable law of the Cayman Islands.

Following the completion of the Merger, the Issuer will cease to have its Ordinary Shares listed on the NASDAQ Capital Market after the filing of Form 25. In addition, 90 days after the filing of Form 15 in connection with the completion of the Merger or such other period as may be determined by the SEC, registration of the Company’s securities registered under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Ordinary Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b)	As a result of the transactions described in Item 4, as of the date of this Amendment, each Reporting Person no longer beneficially owns any Ordinary Shares and, as such, each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares.

(c)	Except for the transactions described in Item 4, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	January 11, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2017

SHIJI (HONG KONG) LIMITED

By: /s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

BEIJING SHIJI INFORMATION TECHNOLOGY CO., LTD.

By: /s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

ZHONGCHU LI

By: /s/ Zhongchu Li